April 27, 2011

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

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Tel: +1.650.328.4600 Fax: +1.650.463.2600
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File No. 025960-0093

Re:	Mentor Graphics Corporation
Definitive Additional Proxy Soliciting Materials
Filed on April 18, 2011
File No. 001-34795

Dear Mr. Orlic:

          On behalf of Mentor Graphics Corporation (“Mentor” or the “Company”), we are writing in response to the comment letter, dated April 20, 2011 (the “Comment Letter”), from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Definitive Additional Proxy Soliciting Materials on Schedule 14A, filed on April 18, 2011 (the “Investor Presentation”).

          For the convenience of the Staff’s review, each of the comments contained in the Comment Letter is set forth below in bold and numbered to correspond to the numbered comments in the Comment Letter.

General

1.

A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Please provide support for the following statements:

	•	that the make-whole provision in your recently-issued convertible debentures is consistent with prior convertible debt and precedent transactions and will

United States Securities and Exchange Commission
April 27, 2011

not have a material impact on the ability of a potential acquirer to consummate a transaction;

          Response: With regard to the Company’s statement that the make-whole provision is “in-line with prior convertible debt[,]” the Company respectfully submits that such statement of opinion or belief is supported by a comparison of the make-whole provisions in the Company’s prior 6.25% Convertible Subordinated Debentures due 2026 and the Company’s current 4.00% Convertible Subordinated Debentures due 2031. We refer the Staff to Slide 4 of the Company’s Definitive Additional Proxy Soliciting Materials on Schedule 14A, filed on April 4, 2011 (the “Debenture Proxy Materials”), in which the Company describes how the make-whole provisions of the two series of convertible debentures are substantially similar. The Company discloses that the make-whole provision for each series was calculated in the same manner and provides an illustrative comparison yielding a 40% premium to holders under each series.

          With regard to the Company’s statement that the make-whole provision is “in-line with…precedent transactions[,]” the Company respectfully submits that the Company discussed the matter with the lead book-running manager on the convertible debenture offering and was informed that such book-running manager was unaware of any transaction within the past year that did not include a substantially similar make whole. The Company also notes for the Staff that in the 10 most recent convertible debenture financings (not including the Company’s) for which an indenture has been publicly filed, the applicable indenture in each case contains a make-whole provision.1

          With regard to the Company’s statement that the make-whole provision “will not have a material impact on the ability of a potential acquiror to consummate a transaction[,]” the Company respectfully submits that calculations of the effect of the make-whole provision on transaction value to shareholders at potential purchase prices provide the factual basis for such statement of opinion or belief. We refer the Staff to Slide 3 of the Debenture Proxy Materials, in which the Company provides a make-whole table showing the applicable adjustment to the conversion rate of the convertible debentures at various per-share purchase prices. The Company also provides an illustrative calculation of the effect of the make-whole provision on transaction value to shareholders assuming the Company proceeded with the Icahn entities’ $17 per share proposal. Such calculation demonstrates that if the transaction had closed on April 4, 2011, the make-whole provision would have only resulted in a $0.21, or 1.24%, reduction in the price paid to shareholders. Therefore, the Company submits that there exists a reasonable factual basis for its view that the make-whole provision will not have a material impact on the ability of a potential acquirer to consummate a transaction.

          [1] A123 Systems, Inc. (April 6, 2011); InterDigital, Inc. (April 4, 2011); James River Coal Co. (March 29, 2011); Ares Capital Corp. (March 28, 2011); Photronics, Inc. (March 28, 2011); Hawaiian Holdings, Inc. (March 23, 2011); RAIT Financial Trust (March 21, 2011); Kohlberg Capital Corp. (March 16, 2011); WebMD Health Corp. (March 14, 2011); and TiVo Inc. (March 10, 2011).

United States Securities and Exchange Commission
April 27, 2011

•	that WCI Communities and BKF Capital lost substantial shareholder value while affiliated with Mr. Schechter;

          Response: The Company respectfully submits that the stock performance of each of WCI Communities, Inc. (“WCI”) and BKF Capital Group, Inc. (“BKF”) during the respective time periods when Mr. Schechter was a director provide the factual basis for its statement that WCI and BKF lost substantial shareholder value while affiliated with Mr. Schechter.

          We refer the Staff to WCI’s Current Report on Form 8-K, filed on August 19, 2008, in which WCI disclosed (i) that Mr. Schechter became a member of WCI’s board of directors on August 30, 2007 as part of a settlement of a proxy contest with certain entities affiliated with Mr. Carl Icahn and (ii) that he resigned as a director on August 14, 2008. From August 30, 2007 to August 14, 2008, the period during which Mr. Schechter served as a director on WCI’s board of directors, WCI’s stock price declined by 97% from $9.05 to $0.26.

          We also refer the Staff to BKF’s Current Report on Form 8-K, filed on February 5, 2008, in which BKF disclosed that Mr. Schechter had been appointed to its board of directors. In its Current Report on Form 8-K, filed on August 1, 2008, BKF disclosed that Mr. Schechter had resigned from BKF’s board of directors on July 28, 2008. From February 5, 2008 to July 28, 2008, the period during which Mr. Schechter served as a director on BKF’s board of directors, BKF generated a negative shareholder return.

•

that any discussions concerning a combination with Cadence or Synopsys entail significant commercial risk including disruption to the growth and stability of the company’s customer base and the company’s relationship with its employees; and

          Response: The Company respectfully submits that the highly competitive and consolidated nature of the electronic design automation (“EDA”) industry support the Company’s belief that any discussions concerning a combination with Cadence or Synopsys entail significant commercial risk. The Company competes vigorously with Cadence and Synopsys for both customers and employees. Customers generally have a choice of several competing EDA products made by Cadence, Synopsys and the Company, and will choose one product over another based, in part, on their perception of the underlying company’s future prospects and the continued viability of its product line. Similarly, Cadence, Synopsys and the Company continuously compete to attract and retain talented employees to create, support and market their products. These companies often solicit employees from each other, and the Company believes that it will be less likely to retain its employees, much less hire from competitors, if the employees know that the Company is engaged in a sale process. Rather, the Company reasonably believes that many of its employees would be likely to preemptively seek alternate employment.

          The Company further believes that this risk of disruption to the growth and stability of the Company’s customer base and the relationship with its employees is greatly enhanced by the regulatory concerns that would arise in connection with a combination with Cadence or Synopsys. The Company believes that should such combination discussions commence, its

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April 27, 2011

customers and employees would anticipate a protracted and complicated period of antitrust review, in addition to substantial uncertainty as to whether such a transaction would ever be completed. The perception that a protracted process would distract management and throw the future of the Company and its products into a state of continued uncertainty could result in serious adverse effects on customer and employee retention.

          The Company therefore respectfully submits that there exists a reasonable factual basis for its view that any announcement of a public process for sale of the Company would entail significant commercial risk.

•	that the Icahn entities’ platform would create a significant conflict for their nominees if they were elected to your board of directors.

          Response: The Company respectfully submits that the public filings made by the Icahn entities between February 8, 2011 and April 12, 2011 (the “Preceding Period”) support the statement of opinion or belief that the Icahn entities’ platform would create a significant conflict for their nominees if they were elected to the Company’s board of directors (the “Board”). In every filing made during the Preceding Period, the Icahn entities have advanced as their platform that the Company should put itself up for sale.2 The Icahn entities failed to provide any other

[2] We refer the Staff to the following filings made by the Icahn entities between February 8, 2011 and April 12, 2011:

•	Amendment No. 9 to Schedule 13D, filed on February 8, 2011: the Icahn entities make their first public announcement that they believe the Company “should put itself up for sale[;]”
•

Amendment No. 10 to Schedule 13D, filed on February 11, 2011: the Icahn entities commence a proxy contest to nominate a slate of three directors to the Board and make certain other proposals to amend the Company’s bylaws so as not to “discourage acquisitions of the [Company’s] common stock [or] hinder attempts to acquire control of the [Company;]”

•

Amendment No. 11 to Schedule 13D, filed on February 16, 2011: the Icahn entities describe a call with representatives of the Company during which they emphasized their belief that the Company should be “put up for sale[;]”

•

Amendment No. 12 to Schedule 13D, filed on February 22, 2011: the Icahn entities announce an unsolicited conditional proposal for all of the outstanding shares of the Company at a price of $17 per share, noting their belief that there exists potential strategic bidders whose offer should be superior to theirs and that the Icahn entities’ proposal does not include a break-up fee “so as not to provide a roadblock to others who may want to consider bidding higher than [their] bid;”

•

Preliminary Proxy Statement on Schedule 14A, filed on March 17, 2011: the Icahn entities nominate a slate of three directors to serve on the Board and state that (i) “the Nominees will, subject to their fiduciary duties, attempt to cause the Company to begin an open and fair auction process[,]” and (ii) “in the absence of a sale of the Company, [the Nominees] intend to work to improve shareholder value[;]”

•

Amendment No. 13 to Schedule 13D, filed on March 29, 2011: the Icahn entities criticize the Company’s intention to commence a convertible debenture offering and encourage the Board not to “enter into any financing that will act to derail an acquisition proposal[;]”

•

Amendment No. 14 to Schedule 13D, filed on March 30, 2011: the Icahn entities offer to lend the Company $220 million in order to preempt the proposed convertible debenture offering “which may act to derail an acquisition proposal[;]”

United States Securities and Exchange Commission
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vision or strategy for the Company during the Preceding Period, with the limited exception of several vague and broad statements regarding working to enhance shareholder value and improve cost structure, each made without any accompanying detail or plan.

          As discussed above, the Company strongly believes that a sale of the Company to Cadence or Synopsys at this time is not in the best interests of the Company’s shareholders and could have severe adverse consequences if discussions are commenced but a transaction is not completed. During the Preceding Period, the platform on which the Icahn nominees have been advanced focused on a public sale process for the Company. The Company therefore respectfully submits that the Icahn nominees would have a conflict of interest between the announced platform on which they have been advanced as candidates and their duties as directors of the Company if they were elected.

Summary, page 6

2.

You state that the Icahn entities’ proposal of $17 per share “undervalues the company and its future prospects.” The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis. Please advise, with a view toward disclosure, how you determined that the value of the company is greater than $17 per share. In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values. Refer to SEC Release No. 34-16833 (May 23, 1980).

          Response: The Company respectfully submits that the Icahn entities’ conditional offer to purchase the Company for $17 per share is not a genuine, stand-alone offer to purchase the Company. The Icahn entities’ conditional offer, on its face, is a “stalking horse” offer designed to entice strategic bidders to offer a higher price for the Company.3 The Icahn entities did not proceed to make a tender offer to the Company’s shareholders, and their platform in the proxy contest is not that their nominees should be elected to the Board in order to force the Company to

•

Amendment No. 15 to Schedule 13D, filed on March 31, 2011: the Icahn entities further criticize the Company’s convertible debenture offering as “a blatant attempt to derail an acquisition proposal” and reiterate that they “strongly believe the company should be sold[;]”

•

Definitive Proxy Statement on Schedule 14A, filed on April 1, 2011: the Icahn entities file their Definitive Proxy Statement, which contains no substantial changes from their Preliminary Proxy Statement; and

•

Definitive Additional Proxy Soliciting Materials on Schedule 14A, filed on April 12, 2011: the Icahn entities file their presentation to Institutional Shareholder Services, Inc., which largely focuses on their platform of a sale of the Company.

          [3] Carl C. Icahn, Soliciting Material Pursuant to § 240.14a-12 (Schedule 14A) (Feb. 22, 2011) (“As we have told you, we believe that there are potential strategic bidders for Mentor Graphics whose bid will reflect inherent synergies and should be superior to our $17 offer.”). See also Carl C. Icahn, Soliciting Material Soliciting Material Pursuant to § 240.14a-12 (Schedule 14A) (March 29, 2011) (referring to the offer as a “stalking horse bid”).

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accept their offer. Rather, as described in more detail in response to the Staff’s first comment above, the Icahn entities’ platform throughout the proxy contest has been that the Company should be put up for sale to some other bidder.

          Nevertheless, the Company respectfully submits that its statement with respect to the Icahn entities’ “stalking horse” proposal was made in good faith and on a reasonable basis. As disclosed in the Company’s March 28, 2011 press release, the Board concluded that the Icahn entities’ $17 per share proposal undervalues the Company and its future prospects given the Company’s strong financial performance over the last fiscal year, the Company’s then current stock price and its stock price performance over the past two years and its market leading positions.4 The Board only made this decision following careful diligence and deliberation.

          For the reasons described above, the Company also respectfully submits that the Board’s rejection of the Icahn entities’ $17 proposal and the issues involved in the proxy contest are separate and distinct matters. The rejection of the “stalking horse” proposal is not an issue in the proxy contest; rather, the issue is whether the Company should be put up for sale in a public process. As a result, details regarding the Board’s deliberative process regarding the rejection of the “stalking horse” proposal would not be material to investors in connection with the proxy contest.

          The Company also respectfully submits that this is not a merger proxy where additional information of the type required by Regulation M-A is either required or would be material to investors making a voting decision. Nor have the Icahn entities commenced a tender offer requiring a similar response under Rule 14d-9. Rather, if every company were required to provide that degree of disclosure in response to every “stalking horse” proposal made by a shareholder in a proxy contest, any such shareholder could elicit more detailed information about the Company, even though such information would not be material to the proxy contest, simply by making such a proposal. Based on a review of published Staff comment letters, the Company has been unable to find proxy statement precedent where an acquisition was not being voted upon in which a Company was required to supplement general disclosure about a board’s determination that a conditional “stalking horse” type proposal to acquire the company is inadequate or undervalues the company. For these reasons, the Company respectfully submits that it has provided disclosure sufficient to satisfy the requirements of Rule 14a-9 and that no additional disclosure should be required.

* * *

[4] Mentor Graphics Corporation, Soliciting Material Pursuant to § 240.14a-12 (Schedule 14A) (Mar. 28, 2011).

United States Securities and Exchange Commission
April 27, 2011

          We hope the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (650) 463-2606 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Christopher L. Kaufman

Christopher L. Kaufman
of LATHAM & WATKINS LLP

cc:	Walden C. Rhines, Mentor Graphics Corporation
Gregory K. Hinckley, Mentor Graphics Corporation
Dean M. Freed, Mentor Graphics Corporation
Tad J. Freese, Latham & Watkins LLP